KWESST Announces Shares for Debt Settlements

December 7, 2022 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (FSE: 62U) ("KWESST" or "the Company") today announced that it has entered into share for debt arrangements with existing lenders, subject to the closing of the U.S. public offering, the pricing for which was announced on December 6, 2022.  This will result in issuing 56,141 units (the "Units") to  settle loans in an aggregate amount of USD$232,112, including unpaid accrued interest (the "Debt Settlements"). Each Unit is comprised of one common share in the capital of KWESST and one common share purchase warrant (a "Warrant"). Each Warrant will entitle its holder to purchase one additional common share of KWESST for a period of five years from closing at an exercise price of US$5.00 per share.

The Board of Directors and Management of KWESST believe that the Debt Settlements are in the best interests of KWESST as it will help it preserve its cash position. The Units, as well as the common shares and Warrants, to be issued pursuant to the Debt Settlements will be subject to a four-month hold period pursuant to applicable securities regulations and the policies of the TSX Venture Exchange (the "TSXV").

The Debt Settlements are subject to the closing of the Company's U.S. public offering (see KWESST's press release dated December 6, 2022) and to regulatory approval, including that of the TSXV.

Additionally, as disclosed in our new release dated April 25, 2022, KWESST has engaged RedChip Companies ("RedChip") to lead its investor relations ("IR") efforts.  RedChip is a word leader in investor relations, financial media, and research for microcap and small-cap stocks.  It is a private company headquartered in Orlando, Florida, with affiliates in New York and Pittsburgh.  RedChip services to KWESST include the development of IR strategy and the IR components of KWESST's website, oversight of press releases and conference scripts, CEO video interviews, periodic investor roadshow meetings, and daily outbound calls to family offices, analysts, portfolio managers, and high net worth investors. The term of the agreement with RedChip, an arm's length party to KWESST, is for 12 months from April 25, 2022.  RedChip has no interest, directly or indirectly, in KWESST or its securities, or any right or intent to acquire such an interest in KWESST.

As a result of the above appointment of RedChip, KWESST has terminated its investors relations services agreements with Hybrid Financial Ltd. ("Hybrid") and AGORACOM. KWESST entered into an agreement on November 24, 2020 with Hybrid, an arm's length sale and distribution company on behalf of clients in the financial services industry, to provide marketing, market awareness and corporate broker services. KWESST initially entered into an agreement on September 17, 2020, with AGORACOM, an arm's length party headquartered in Toronto ON, which provides an online marketplace and forum for citizens for the small-cap investment community, as part of its Qualifying Transaction on the TSXV.

For more information, please visit https://kwesst.com/

Contact: Steve Archambault, CFO, archambault@kwesst.com or (613) 317-3941

 Jason Frame, Investor Relations: frame@kwesst.com

About KWESST

KWESST develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries. The company's current portfolio of unique proprietary offerings include its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defence. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include counter-measures against threats such as electronic detection, lasers and drones. These include the PhantomTM electronic battlefield decoy system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations to deceive and confuse adversaries; a Battlefield Laser Detection System to counter the growing threat of weaponized lasers against personnel; and, GhostNetTM , a developmental technology for neutralizing small hostile drones without collateral damage.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE. The common shares of KWESST trade on the TSXV under the symbol KWE.

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws, that are subject to substantial risks and uncertainties (together, "forward-looking statements"). All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled "Risk Factors" in the prospectus related to the U.S. public offering filed with the United States Securities and Exchange Commission and in the prospectus related to the Canadian public offering filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the release.